Contact

www.linkedin.com/in/arti-b-54b5b01b (LinkedIn)

Top Skills

Clinical Research
Public Health
Community Health

Certifications

Body Language for Leaders
Project Management: Healthcare Projects
Lean Six Sigma Foundations
Critical Thinking
CCRP

Publications

Understanding the Impact of Childhood Adversity: The ACEs Alberta Study.

A systematic review of literature on socioeconomic disparities in the prevalence of dental caries

Arti B.

Co-Founder Sieve Health | Clinical Researcher | Dentist
Greater Houston

Summary

Experienced healthcare/clinical research executive (11+ years) with passion & proven ability to successfully implement innovative ideas which strategically address critical issues at root cause level in a complex ecosystem for robust & long-term success. Exhibited success in:
• structuring, designing, and implementing innovative solutions
• designing operational execution of commercial and technology strategies
• initiating & leading corporate growth initiatives
• successfully managing teams and clinical research studies/programs/projects

Passionate about building & fostering diverse teams to execute strategic solutions and meet the evolving demands of a dynamic ecosystem.

Specialties:
Strategic Planning, Organizational Design, Performance Management, Research Regulations Management, Cross Functional Leadership, Change Management, Business Development, Technology Adoption Strategy, Technology Innovation and Architecture Design

Experience

Sieve Health
Co-Founder | Advisor
September 2021 - Present (11 months)

McKesson
3 years 4 months

Manager Regulatory Affairs
November 2019 - August 2021 (1 year 10 months)

Senior Regulatory Affairs Specialist
May 2018 - November 2019 (1 year 7 months)

Houston Methodist
Clinical Research Associate
July 2016 - May 2018 (1 year 11 months)

Alberta Health Services
Program Manager
September 2014 - December 2015 (1 year 4 months)
Calgary, Canada Area

The University of Texas Health Science Center at Houston (UTHealth)
Clinical Research Associate/Co-Investigator
September 2008 - June 2011 (2 years 10 months)
Houston, Texas

March of Dimes
Clinical Research Assistant
May 2008 - August 2008 (4 months)
Houston, Texas

Dr D Y Patil Dental College and Hospital, Pune,India
Dentist
October 2005 - September 2006 (1 year)
Pune, Maharashtra, India

Education

The University of Texas Health Science Center at Houston (UTHealth Houston)
MPH, Public Health (Management, Policy and Community Health Practice)

Padmashree Dr D. Y. Patil Vidyapeeth
BDS, Dental Surgery

Dr. D. Y. Patil Dental College & Hospital, Pune
Bachelor's degree, Dentistry · (2006)